August 12, 2009

Randall T. Conte
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 0-50034

Re: Taylor Capital Group, Inc.
   Form 10-K for December 31, 2008
   File Number 0-50034

Dear Mr. Conte:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   In future reports, where there are significant changes in the information or dollar amounts presented, please augment management's analysis of the underlying causes that have affected your company, so that the reader has a better understanding of how management views your company's environment. For example, in future reports expand upon the analysis of the increase in the provision of loan losses and the increase in non-performing loans. Discuss why the provision was increased, what particular sectors or geographic areas were worse than others and the reason for this, does management view this as a trend or as an anomaly, explain how items are interrelated, and how management anticipates that these changes will affect your company in the future.

2.   We note you have investment securities valued at $1.095 billion, equal to 27% of total assets that are measured at fair value on a recurring basis under SFAS 157, as stated in Note 19, Fair Value of Financial Instruments on page 113. Please include in future filings a discussion of the critical accounting policies related to the various methodologies used to measure the fair value of these financial assets in accordance with SFAS 157. This discussion should include, but not be limited to the following:

    •   The significant judgments you made in determining the fair value and the classification of particular financial instruments in the fair value hierarchy. Discuss how credit risk of specific investments is incorporated and considered in the valuation of financial assets or liabilities.

    •   The criteria you used to determine whether the market for certain financial instruments is active or inactive. Describe which financial instruments are affected by the lack of market liquidity, how the lack of liquidity has affected the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. Considering in your discussion the following disclosure in Note 3, Investments on page 87:

    •   You have $773 million of mortgage backed securities and $152 million of collateralized mortgage obligations with gross unrealized losses of $6.6 million as of December 31, 2008.

- You recorded a $2.4 million charge for other-than-temporary impairment on a private label mortgage-backed security during 2008.

- The extent to which you used the fair values from the independent pricing services and dealer quotes you state in Note 19, Fair Value Measurement on page 113 in determining the final fair value measure for the financial instrument. Please consider including the following information in your discussion:

- If you obtained multiple quotes or prices, discuss how you determined the ultimate value you used in your financial statements.

- Discuss the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Non-performing Assets and Impaired Loans, page 47

3.   We refer to the total impaired loans of $206.7 million as of December 31, 2008 on page 49 of which $120 million had a related allowance for loan losses totaling $41.4 million. Please tell us and revise this section in future filings to provide the following information:

- Reconcile the $6.5 million difference between total impaired loans of $206.7 million and total nonaccruing loans of $200.2 million in the five-year table of nonperforming loans on page 48.

- Explain why impaired loans of $120 million have a related allowance of only $41.5 million and why the other impaired loans totaling $87 million had no related allowance. Consider in your response the nature and extent of the underlying collateral or guarantees that reduce the credit risk of the loan.

4.   We refer to the five-year table of nonperforming assets on page 48. In addition to disclosing nonperforming and non-accrual loans, please describe the nature and extent of any potential problem loans as of December 31, 2008 which are not now disclosed in the table of nonperforming loans for which the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Refer to Item III.C.2 of Industry Guide 3.

Financial Statements for the period ended December 31, 2008

Note 3, Investment Securities, page 87

5.   We refer to the last paragraph on page 87 that states the Federal Home Loan Bank of
        Chicago ("FHLBC") has been operating under a consensual cease and desist order with
        its regulators since October 2007 and has not declared or paid any dividends since the
        third quarter of 2007. Please tell us and include in future filings the following
        information:

        •   Discuss management's basis for their belief that the $22.5 million of its stock
            investment in FHLBC will ultimately be fully recovered.

        •   Consider in your response the criteria in paragraph 8(i) of SOP 01-6 for evaluating
            impairments to investments in Federal Home Loan Bank stock.

Note 19, Fair Value of Financial Instruments, page 113

6.   We note you classified all the Available-for-sale investment securities as Level 2
        measures based on fair value measurements from an independent pricing service.   Please
        tell us and revise this section in future filings to discuss the following:

        •   Explain how you factored the effects of recent financial market illiquidity and
            concerns regarding subprime mortgage collateral loans into the determination of the
            fair value measures of your mortgage backed securities and collateral mortgage
            obligations, considering they total $875 million and are 80% of your total available-
            for-sale investment securities as of December 31, 2008.

        •   Consider in your response the $6.6 million of gross unrealized losses on these
            securities as of December 31, 2008 and the $2.4 million other-than-temporary
            impairment charge recorded on a private label mortgage backed securities during
            2008. Refer to Note 3, Investment Securities on page 87.

7.   We refer to the table of assets and liabilities measured on a nonrecurring basis on page
        114 that shows impaired loans totaling $121 million of which $45.8 million were
        classified as Level 3 measures.   Please revise this note in future filings to include the
        reconciliation of assets measured at fair value using Level 3 inputs required by
        paragraphs 32(c) and (d) of SFAS 157.

8.   With respect to assets reclassified to Level 3 during the period please discuss the amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from other levels. If you transferred a material amount of assets or liabilities into Level 3 during the period, discuss the significant valuation inputs that you no longer consider to be observable and the circumstances that caused this change.

Form 10-Q for the period ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Loan Quality and Nonperforming Loans, page 35

9.   We refer to the table of non-performing loans on page 35 that shows other real estate owned and other repossessed assets increased $5 million to $18.2 million as of March 31, 2009 as compared to $13.2 million as of December 31, 2008.   In light of this increase please consider providing in this section in future filings the following information:

- A roll-forward analysis of changes in other real estate and repossessed assets as compared to interim prior periods.

- The selling price and related gain or loss on sales of other real estate during the period.

- Total capitalized costs incurred to sell the properties.

- Impairments on the fair value of the properties recorded during the period.

Financial Statements for the period ended March 31, 2009

Note 2, Investment Securities, page 6

10.   We refer to the gross unrealized losses of $10.8 million related to $1.3 billion of available-for-sale securities as of March 31, 2009 and to the Investments Securities section of MD&A on page 31 that states you had nine securities in a loss position for

twelve months or more and none had an other than temporary impairment. Please tell us and discuss in future interim periods the following information:

- The unrealized losses by type of temporarily impaired investments that have been in a continuous unrealized loss position for more than twelve months.

- The analysis you performed to determine if there were any other-than-temporary impairments incurred during this period related to these investments including:

- Any material changes to the bond or credit ratings as compared to prior periods

- How you considered the market illiquidity related to your investments in mortgage-backed securities and collateralized mortgage obligations which total $1.04 billion or 79% of your total available-for-sale investment portfolio.

- The effects of financial market illiquidity on the determination of the fair value of private label mortgage-backed and collateralized mortgage obligations and the results of your analysis of other-than-temporary impairments on these securities. We note you recorded a $2.4 million other-than-temporary impairment charge in 2008 related to one of these securities. Refer to Note 3, Investment Securities, on page 88 of the Form 10-K for the year ended December 31, 2008.

- Discuss the extent to which these investments are collateralized by any high risk mortgage loans, such as sub-prime, Alt-A, Option ARM or interest-only loans or with collateral located in geographical regions with high default rates.

- Disclose if any of these securities have any form of credit enhancements necessary to obtain an acceptable credit rating.

11.   We refer to the gross unrealized loss of $3.8 million related to "Other debt securities" of $14.6 million.   Please tell us and provide the following applicable information in future filings:

- Describe the nature and credit characteristics of these debt securities.

- Explain the events or circumstances which occurred during the first quarter of 2009, that were not present or foreseen in prior periods, which resulted in this gross unrealized loss, equal to 26% of the carrying value of the securities and 35% of total gross unrealized losses of the total available-for-sale investment portfolio for this period.

Schedule 14A

General, page 7

12.   As disclosed in the last two paragraphs on page 7, we note that a significant number of directors can be nominated by the Taylor Family and by FIC. In future filings please prominently identify any individuals so nominated or disclose that no such nominations have been submitted.

Summary Compensation Table, page 26

13.   We note that a significant number of senior executives were replaced in 2008. In future filings please provide the information required by Item 402(m)(2)(iii) of Regulation S-K or advise us supplementally why this is not required.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Edwin Adames at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX to: Randall T. Conte
FAX number: 847-653-7890